DOR BIO PHARMA, INC.

April 5, 2005

BY FACSIMILE AND EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Jeffrey P. Riedler

Re: DOR BioPharma, Inc.
Registration Statement on Form S-3
File No. 333-123281

Ladies and Gentlemen:

The undersigned hereby respectfully requests, pursuant to Rule 461 of the Securities Act of 1933, as amended, that the Registration Statement on Form S-3 originally filed with the Securities and Exchange Commission (the “Commission”) on March 11, 2005 (File No. 333-123281) by DOR BioPharma, Inc. (the “Company”) be declared effective as of 5:00 p.m. (EST), or as soon as possible thereafter, on Wednesday, April 6, 2005.

The undersigned hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DOR BIOPHARMA, INC.

By:/s/ Michael T.Sember
Michael T. Sember
President and Chief Executive Officer

cc: Leslie J. Croland, Esq.